Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 22, 2003

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

THE COURTYARD, 2-4 LONDON ROAD, NEWBURY, BERKSHIRE, RG14 1JX, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40–F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b): 82

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-10762) AND REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                This Report on Form 6-K contains a press release issued by Vodafone Group Plc on January 21, 2003, entitled “ACQUISITION OF SBC’s STAKE IN CEGETEL”.

2003/005

21 January 2003

ACQUISITION OF SBC’s STAKE IN CEGETEL

Vodafone Group Plc (“Vodafone”) announces today that its wholly-owned subsidiary Vodafone Holding GmbH has completed its acquisition of SBC Communications Inc.’s shareholding in Transtel S.A., representing a 15% economic interest in Cegetel Groupe S.A., for a cash consideration of US$2.27 billion.

Vodafone has been a long-standing investor in France and is pleased to have increased its economic interest in SFR to 43.9%.

-ends-

For further information contact:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Melissa Stimpson, Director of Group Investor Relations

Bobby Leach, Head of Group Financial Media Relations

Darren Jones, Senior Investor Relations Manager

Tel:  +44 (0) 1635 673 310

Tavistock Communications

Lulu Bridges

John West

Tel:  +44 (0) 20 7600 2288

Euro RSCG C&O

Laurent Dondey

Tel:  +33 (0) 1 41 34 42 02

Estelle Griffe

Tel:  +33 (0) 6 23 75 09 23

More /...

2003/005 - Page 2

UBS Warburg

Warren Finegold

Mark Lewisohn

Tel:  +44 (0) 20 7567 8000

Charles-Henri Le Bret

Tel:  +33 (0) 1 48 88 34 88

This press release has been issued by Vodafone Group Plc and is the sole responsibility of Vodafone Group Plc.

UBS Warburg Ltd., a wholly owned subsidiary of UBS AG is acting solely for Vodafone and no-one else in connection with this offer and will not be responsible to anyone other than Vodafone for providing the protections afforded to customers of UBS Warburg nor for providing advice in relation to the offer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: January 22, 2003	By:	/s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary